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_________________________________________

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0453 Fax

March 29, 2019

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Deborah L. O’Neal, Division of Investment Management

Re:	The Saratoga Advantage Trust

(File No. 033-79708; 811-08542)

Dear Ms. O’Neal:

Thank you for your additional comment regarding Post-Effective Amendment No. 152 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A, relating to one of the Trust’s portfolios, the James Alpha MLP Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2019. The Trust has considered your comment and has authorized us to make the response discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolio and provide responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	The Trust should assess whether a liability is required to be recorded in accordance with the guidance in ASC 450. The auditors should review that assessment. If the Trust determines that a liability is not required (i.e., it is not probable and cannot be reasonably estimated), then the Trust should indicate its position in the comment response letter to the Staff and confirm that it has or will provide its assessment to the fund’s auditors.

Response 1. The Trust respectfully submits the following by way of an explanation for why recoupment is not probable and cannot be reasonably estimated within the relevant period. According to FASB ASC 946-20-25-4, a liability for excess expenses waived or reimbursed by a fund’s adviser or manager should be recognized if, and to the extent that, the expense limitation agreement’s established terms for repayment of the excess expenses to the adviser or manager by the fund and the attendant circumstances meet criteria of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB

March 29, 2019

Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) as follows:

•	A present duty or responsibility to one or more other entities that entails settlement by a probable future transfer or use of assets;
•	A duty or responsibility obligating the entity, leaving it little or no discretion to avoid the future sacrifice;
•	The transaction or other event obligating the entity has already happened;

and the criteria in FASB ASC 450-20-25-2.2 as follows:

•	Information available before the financial statements are issued or are available to be issued (as discussed in FASB ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and
•	The amount of the loss can be reasonably estimated.

FASB ASC 946-20-05-8 also explains that, under most excess expense plans, a fund is obligated to repay the adviser or manager for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While each portfolio of the Trust’s (each, a “Portfolio”) expense recoupment period is based on the three years following the year in which a waiver occurs or an expense is reimbursed, the slightly longer period has little or no bearing on each Portfolio’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment. Even if a Portfolio were to achieve such an asset level, there is no certainty that the Portfolio will be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the Portfolio, such as significant redemption of shares by investors at any time and/or market depreciation. Furthermore, the AICPA Financial Reporting Executive Committee (“FinREC”) observed that even actual reimbursement of some expenses does not establish the appropriateness of accrual of additional unreimbursed amounts because these conditions must continually be met for a fund to be further obligated to the servicer.

March 29, 2019

The Trust notes that each Portfolio has used its fiscal year as the measurement period for both recoupable amounts and the determination of the expiration of the applicable period during which fees were waived or reimbursed to the applicable Portfolio. The Trust is not aware of any written guidance that contradicts its interpretation of ASC 946-20-05-8. In any case, the Trust believes that as applied, the limitation of recoupment to “within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid” functions in the same way as recoupment “limited to three years from the date of such waiver or reimbursement.” More specifically, amounts waived or reimbursed by an adviser or manager for the benefit of the Portfolios in any current fiscal year are measured on an accrual basis and can only be finally determined at the end of each Portfolio’s fiscal year. In addition, final determinations of the amount of any recoupments of prior waivers or reimbursements that an adviser or manager may receive also are measured on an accrual basis and can only occur as of the end of the fiscal year. Therefore, any recoupments can only be calculated and finalized as of a fiscal year-end within three years from the date of the originating fiscal year-end when the waiver or reimbursement occurred. Furthermore, potential loss contingencies (as that term is defined within ASC 450), including expense reimbursements by the Portfolios, are considered by the Portfolios in accordance with the guidance outlined within ASC 450 in the preparation of the Portfolios’ Financial Statements.

Therefore, the Trust does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. Trust management has provided this analysis to the Portfolios’ independent registered public accounting firm and they do not object to Trust management’s accounting treatment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss